UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-
16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

10 July 2019
SANTANDER UK GROUP HOLDINGS PLC AND SANTANDER UK PLC (together "Santander UK")
BOARD CHANGES
Santander UK has today announced the appointment of Madhukar (“Duke”) Dayal as Executive Director and Chief Financial Officer with effect from 16 September 2019.
Antonio Roman will step down as Executive Director and Chief Financial Officer with effect from 15 September 2019.
- Ends -
For media enquiries, please contact:
Adam Williams	Head of Media Relations	0207 756 5533

Notes to Editors:
Duke Dayal

Duke Dayal has extensive financial services experience in a wide range of areas.  Before joining Santander UK, Duke Dayal worked for Santander US in Boston as Chief Financial Officer of Santander Holdings (April 2016 – July 2019) and President and Chief Executive Officer of Santander Bank, N.A. (September 2017 – July 2019).

Prior to joining Santander, he was with BNP Paribas for six years, where he served as Chief Financial Officer for BNP Paribas USA Holdings, BancWest and Bank of the West in San Francisco.  Before that he helped lead a private equity start-up for JP Morgan Chase & Co., Brysam Global Partners, focused on building an international consumer banking franchise. Prior to that, he spent eight years with Citi in a variety of business and finance roles in New York, California, South Korea and Brussels.

Duke Dayal earned a B.A. with Honors in Accounting and Finance from Nottingham Trent University and he is a member of the Chartered Institute of Management Accountants.  Duke Dayal served as a member of the Executive Committee on the Board of Trustees for the Institute of International Banking in New York and as a Board member of the Federal Home Loan Bank of Pittsburgh.

Additional information about Santander UK and Banco Santander, S.A.

Banco Santander, S.A. (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 144 million customers, 13,217 branches and over 200,000 employees at the close of December 2018. In 2018, Banco Santander made attributable profit of EUR 7,810 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 March 2019, the bank serves around 15 million active customers with c24,000 employees and operates through 754 branches (which includes 51 university branches) and 63 regional Corporate Business Centres. Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander, S.A. has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

Further information about Santander UK is available at the group’s website: www.aboutsantander.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 10 July 2019	By / s / Gavin White
Gavin White
Company Secretary